JOINT VENTURE CONTRACT AND OPERATING AGREEMENT

PHILLIPS PROJECT
ROGERS COUNTY, OKLAHOMA

7(SEVEN) WELL RE-WORK PROJECT

THIS AGREEMENT for contract operations (the "Agreement") is made and entered into this 24th day of October, 2011, by and between New Western Energy Corporation a Nevada Corporation having an office at 20 Truman, Suite 204, Irvine California 92620 (Owner) and PEMCO, LLC. an Oklahoma Limited Liability Company having an office at 1102 N. Lenapah, Skiatook, Oklahoma 74070 (Operator).

RECITALS

A. Owner is the holder of the 75% working interest in and to certain oil and gas leases located in Rogers County, Oklahoma and more particularly described on Exhibit "A" attached hereto (hereinafter collectively "Subject Property").

B. Operator is the holder of 25% working interest in and to oil and gas production in the Subject Property, and Operator is a Limited Liability Company in Oklahoma and is a licensed Operator with the Oklahoma Corporation Commission under operator number 22089 and is engaged in the business of oil and gas exploration and the operation of oil and gas leases in certain parts of the state of Oklahoma, including Rogers County.

C. The Owner desires to retain the services of Operator to serve as independent contracting oil and gas operator on behalf of Owner on the Subject Property as described above. One of the purposes of contracting for the services of Operator is to obtain experienced operating services and to have the benefit of Operator's bond under the rules and regulations of the Oklahoma Corporation Commission.

NOW THEREFORE, in consideration of mutual promises herein contained and other good and valuable consideration, Operator and Owner have agreed that Operator will serve as contract operator on behalf of Owner under the following terms and conditions:

TERM:

This agreement shall be effective on the 24th day of October, 2011, and shall remain in effect until terminated via written notices from Owner and/or Operator.

DUTIES:

1. Operator agrees to re-work seven (7) oil wells in the Bartlesville formation, and put into production all wells deemed to be of commercial value.

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2. Owner agrees to pay it's pro-rata share (based on percentage ownership) of the expense of the operation and maintenance of the wells in addition to the same pro-rata share of any work-over operation required for the wells, such as service or replacement parts as needed.

3. Operator is hereby authorized by Owner, and appointed as Owner's agent, for the limited purpose of obtaining goods and services in relation to the operations of the Subject Property hereunder. Operator is authorized, in the name and for the account of Owner, to make such changes, contract for such services and purchase and order such goods as are deemed by the Operator reasonable and necessary for the operation of the Subject Property. Notwithstanding the foregoing, Operator shall not undertake any single project reasonably estimated to required an expenditure in excess of $2,500.00 without the consent of the Owner, except in connection with a well, the drilling, reworking, deepening, completion, recompletion or plugging back of which has been previously authorized by Owner; further provided, however, that in case of explosion, fire, flood, well problems, saltwater spillage, environmental accidents, government regulatory orders or action, or other sudden emergencies, whether of the same or of a different nature, Operator may take such steps and incur expenses as, in its opinion, are required to deal with the emergency, but Operator, as promptly as possible, shall report the emergency to Owner.

4. The Operator covenants to keep the location free and clear of liens and encumbrances arising out of operations and to provide reasonable amounts of insurance, as required by State Regulations. The Operator shall be liable to the Owner for gross negligence or intentional acts, which may prove to be proximate of any loss to Owner. Any loss which may be caused by an Act of God (Force Majeure) or cause by any force or reason beyond the control of the Operator shall not create any liability upon either party beyond its proportionate share of any well location or ownership. In the event of such loss, both parties agree to pay their proportionate share of liability from the proceeds of oil and /or gas sale from the subject well to settle claims or losses as a result of the operations of the properties. All rights and obligations of this contract shall be assumed by any Third Party receiving Owner's Working Interest through assignment or transfer.

5. The Owner does hereby constitute and appoint the Operator and its attorney in fact, to negotiate and contract for the sale of oil and/or gas, and to receive and disburse proceeds for sale, and to make all operational decisions relative to well development and operations, including well and lease substitutions, when it is deemed in the best interest to the success of the project, and for making any and all governmental filings in the name and on behalf of Owner in regard to any federal, state or municipal agencies which require such filings and which have jurisdiction over the operations of the Subject Property

6. The Owner shall have access to the project lease at all reasonable times for the purpose of inspection and observation. Owner shall make available to Operator all forms, documents and other information reasonably requested by Operator in connection with the operation of the Subject Property. Owner shall use its best efforts in assisting Operator to perform its duties under this Agreement. It shall be Operator's obligation to

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see to joint interest billings, revenue distribution and other administrative and billing matter relating to the Subject Property.

7. This Agreement embodies the entire Agreement between the parties hereto and supersede any and all prior negotiations or agreements in regard hereto. No alteration to this Agreement shall be binding unless in writing and signed by the parties hereto.

8. RESIGNATION AND REMOVAL OF OPERATOR

a. Operator may resign as Operator hereunder, and under the rules of the Oklahoma Corporation Commission, any time upon thirty (30) days written notice to Owner.

b. Owner may terminate Operator upon 30 days written notice at any time; provided that in the event Owner notifies Operator of termination, Operator shall not be removed until such time as a substitute Operator has filed the mandatory forms with the proper regulatory authorities to become qualified as the Operator and to remove Operator from any and all liabilities including, but not limited to, any plugging liability.

9. INSURANCE

During the term of this Agreement and any extension thereof, the Operator shall comply with all applicable workers compensation laws and shall also provide general liability insurance in the amount of $1,000,000.00 naming the Owner as an additional insured. Operator shall provide Owner with a Certificate of Insurance evidencing liability insurance and workers compensation insurance and listing the Owner as an additional insured within thirty (30) days from the date hereof if Operator has employees assigned to said leases. Operator shall require all contractors engaged in work on the Subject Property to comply with the workers compensation laws of the State of Oklahoma and to maintain liability insurance in an amount of not less that $1,000,000.00.

10. NOTICES

All notices authorized or required between the parties by any provision of this Agreement unless otherwise specified, shall be in writing and delivered in person, by U.S. Mail, courier service, telegram, telex, telecopier or other form of facsimile, post or charges prepaid, and addressed to such parties at the addresses listed hereinafter. Any notice given under any provision hereof shall be deemed delivered only when received by the party to whom such notice is directed, and the time for such party to deliver any such notice and response thereto shall run from the date the originating notice is received. Receipt, for purposes of this Agreement with respect to written notice delivered hereunder shall be actually delivery of the notice to the address of the party to be notified specified in accordance with this Agreement or to the telecopy, telefacsimile or telex machine of such party. The address and/or agent to receive such notice may be changed from time to time by either party in the manner set forth for giving of notices hereunder.

The Operator and Owner have read and understand all the items 1-10 and the attached Exhibit "A" and hereby accept and agree to all terms and conditions therein, this 24th day of October, 2011.

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OWNER: New Western Energy Corporation
20 Truman, Suite 204
Irvine, California 92620

OPERATOR: PEMCO, LLC.
1102 N. Lenapah
Skiatook, Oklahoma 74070

OWNER:
NEW WESTERN ENERGY CORPORATION

OPERATOR:
PEMCO, LLC.

_____
Javan Khazali, President

_____
Rick Coody, Manager

26-3640580
Social Security or Tax ID Number

EXHIBIT "A"

Phillips Oil and Gas Lease
SE/4 less the SW/4 SW/4 SE/4 of Section 3, Township 24 North, Range 17 East
all in Rogers County, Oklahoma, approximately 180 acres

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